Exhibit 99.1

Concert Cooperation Agreement

This Concert Cooperation Agreement (“Agreement”), dated as of May 19, 2023 (the “Effective Date”), is by and among Rich America Inc., an Ohio Corporation with offices located at 323 W Lakeside Ave Ste 180, Cleveland, OH 44113 (“Rich America”), Color Star DMCC, a United Arab Emirates Corporation with offices located at Unit No. 3376 DMCC Business Center Level No. 1 Jewelry & Gemplex 3 Dubai (“Color Star”), and Color Star Technology Co., Ltd. (“ADD”), a Cayman Islands exempt company with offices located at 7 World Trade Center, Suite 4621, New York, NY 10007, with respect to the cooperation for inviting certain artists (“Artist(s)”) to participate in the event of COLOR STAR MUSIC SEASON (“Event”) based on the terms and conditions set forth below. Rich America, Color Star and ADD are at times herein referred to collectively as “Parties,” and individually as a “Party.”

WHEREAS, Rich America represents certain Artists in connection with his or her musical endeavors who are willing to participate the Event;

WHEREAS, Color Star is a wholly owned subsidiary of ADD;

WHEREAS, Color Star is the organizer and underwriter of the Event;

WHEREAS, Rich America agrees to provide Artist’s personal services with respect to the Event; and

WHEREAS, Rich America represents and warrants that Artists agree to provide the personal services described in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. The Event. Color Star shall ensure that the Event consists of nine concert performances between May 2023 and March 2024 at the venues and on the dates listed on the Event schedule, attached as Schedule A (each a “Concert”). Color Star shall promptly notify Rich America in writing of any changes in dates or venues. Any additional concert shall be governed by a supplemental agreement to be reached by the Parties in writing.

(a) Color Star Shall:

(i) Organize the Event so it meets the relevant industry standards. Details of Color Star’s execution for the organization of each Concert shall be provided in a supplemental agreement to be negotiated in good faith by the Parties and shall become an appendix to the Agreement.

(ii) On a timely basis secure and throughout the Event fully comply with all licenses, permits, and approvals required by applicable law in connection with the Event. Color Star shall submit to Rich America the relevant business performance license certificate of Color Star in the cities where the Concerts are to be held to prove that it has the qualification and legal right to hold the Concerts under this Agreement.

(iii) Conduct relevant publicity and promotion for the Event.

(iv) Be responsible for the approval/recording of all performance applications to the competent cultural departments and all approval/recording procedures of relevant government departments such as public security, safety, fire, traffic, health, etc. and obtain approval to ensure the legality of the performance, and provide relevant approval documents to Rich America for review as requested by Rich America.

(b) Rich America shall:

(i) Cause Artists to execute an affirmation of his or her obligations under this Agreement attached as Schedule B.

(ii) Ensure that any concert performance contract and/or any other agreement entered into between Rich America and Artists relating to this Agreement shall provide for the entire payment by Rich America to Artists for Artists’ services in connection with the Event.

(iii) Coordinate all necessary matters related to the Event under this Agreement for Color Star.

(c) The Parties jointly shall:

(i) Negotiate and agree in good faith on the performance repertoire before the commencement of formal ticket selling.

(ii) Negotiate in good faith to execute supplemental agreements for each Concert to finalize the details of cooperation between the Parties.

2. Payment.

(a) Color Star shall pay Rich America a fee equivalent of $8,000,000 USD, after payment of all applicable taxes (the “Consideration”). In exchange for the payment of the Consideration to Rich America with respect to the Event, the Parties agree that Color Star is entitled to receive all income from the sale of tickets for each Concert.

(i) Rich America hereby confirms that the Consideration shall be the only payment that Color Star is required to pay in order to hold the Concerts, including but not limited to any payment to Rich America and any payment to the Artists.

(ii) The Parties hereby confirm that the Consideration includes all relevant costs that Color Star shall bear concerning the Event, including but not limited to all remuneration and compensation paid to Rich America and the Artists, any cost for the venue for each Concert and all other costs for the Event. Rich America agrees that neither it nor any Artist shall be entitled to request any more payment from Color Star, and Rich America shall bear all other costs related to the Concerts.

(iii) Rich America agrees that it shall be fully responsible for paying all expenses of the Artists relating to the Event.

(b) In lieu of a $8,000,000 USD cash payment provided for in subsection (a) above, Rich America agrees to accept 6,400,000 restricted Class A ordinary shares, par value $0.04 per share (“Ordinary Shares”), issued by Color Star Technology Co., Ltd. (NASDAQ: ADD) (the “Restricted Shares”) as the substitute for the Consideration, calculated at a price of US $1.25 per share. Rich America may designate such Restricted Shares be issued to the accounts provided by it.

(c) Within ten (10) business days from the Effective Date, ADD and Color Star shall deliver or cause to be delivered to the agent(s) appointed by Rich America the Restricted Shares in book entry format.

(d) In the event any Concert is not held in accordance with the provisions of this Agreement for any circumstance whatsoever, ADD and Color Star shall be entitled to cancel 711,111 of the Restricted Shares within three (3) working days after such failure of the Concert and Rich America hereby agrees with such cancelation by providing the executed shareholder’s consent set forth in Schedule D.

(e) The Parties agree that the number of shares specified in each subsection above shall not change regardless of the price of the shares on any particular day.

3. Promotional Marketing.

(a) During the Term, Color Star shall have the right to use the all Artists’ Likeness, b-roll or other video footage from the Event , and all Rich America’s name, marks, logos, and slogans and all Event names, marks, logos, slogans, and other identifying indicia (“Rich America Marks”) as provided in Section 4 in connection with promotional marketing of the Event . Rich America shall provide Color Star with pre-approved still photographs of Artists to use in its advertising and marketing. A list of the Artists’ Likeness and Rich America Marks available for use by Color Star are set forth in Schedule C.

(b) Color Star shall have the right to offer posters, T-shirts, and other items as merchandise to the public featuring the identification of one or more of the Artists’ name, photograph, likeness, performance, endorsement, voice, mark, logo, slogan, biographical information, or other unique indicia of Artists (collectively, “Artists’ Likeness”), and Rich America Marks (“Promotional Items”).

4. License Grants.

(a) Rich America hereby grants Color Star a non-exclusive and non-transferable license to use the Artists’ Likeness and the Rich America Marks in the Territory (it being understood that internet rights are worldwide) during the Term:

(i) in Color Star’s advertising, marketing, and promotional materials in all formats and media, including in print, radio, and television and on packaging, websites, mobile apps, social media platforms, and other digital media, to identify and promote the Event and its association with Rich America, Artists, and/or the Event .

For avoidance of doubt, the rights granted to Color Star in clause (i) do not include the right to use Artists’ Likeness in any way that would be covered by the SAG-AFTRA Commercials Contract.

5. Term. The term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant to this Agreement, will continue in effect until sixty (60) days after completion of the Event (the “Term”).

6. Termination.

(a) This Agreement may be terminated before the expiration date of the Term on written notice by either Party:

(i) if the other Party materially breaches any provision of this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured by the breaching Party within thirty days after the breaching Party’s receipt of written notice of such breach;

(ii) if the other Party (A) becomes insolvent, (B) is generally unable to pay, or fails to pay, its debts as they become due, (C) files, or has filed against it, a petition for voluntary or involuntary bankruptcy or pursuant to any other insolvency law, (D) makes or seeks to make a general assignment for the benefit of its creditors, or (E) applies for, or consents to, the appointment of a trustee, receiver, or custodian for a substantial part of its property or business;

(iii) if a representation or warranty made by a Party in this Agreement is untrue or violated, and such Party refuses to correct or take remedial measures within ten (10) days after receiving written notice reminder from the other Party, resulting in the purpose of this Agreement not being fulfilled; or if this Agreement is terminated in accordance with the relevant appliable laws.

(b) Rich America may terminate this Agreement on written notice to Color Star if Color Star unreasonably delays the payment provided for in this Agreement.

(c) Color Star may, at its option, terminate this Agreement immediately upon written notice to Rich America, if during the Term: (i) Artist commits or is alleged to have committed any criminal act or other act involving moral turpitude, drugs, or felonious activities; (ii) Artist commits any act or becomes involved in any situation or occurrence which brings him into public disrepute, contempt, scandal, or ridicule, or which shocks or offends the community or any group or class thereof, or which reflects unfavorably upon Color Star or reduces the commercial value of Color Star’s association with Artist; or (iii) information becomes public about how Artist has so conducted himself as in (i) or (ii) in the past. Any of the acts described above will be deemed a material breach of the Agreement. Color Star will not be liable for any portion of the Payment due to Rich America after the termination date and any remaining Shares will be returned by Rich America or its designated agent to Color Star upon termination of this Agreement.

(d) In the event that any Artist is not able to perform at Concerts or otherwise fulfill Artist’ s other obligations under this Agreement due to Artists’ illness, injury, or mental or physical disability, Color Star shall have the right at its sole option, to suspend the Agreement and extend the Term for a period of time equal to the number of days it takes the Artist to make up any missed concerts and perform any missed obligations or services, with no additional payment owing to Rich America or Artist for the extended period of time; provided, however, that in the event of Artist’s death or the illness, injury, or disability continues for longer than sixty (60) days, then Color Star shall have the right at its option to terminate this Agreement immediately upon written notice to Rich America. Upon termination of this Agreement, any remaining Shares will be returned by Rich America or its designated agent to Color Star.

(e) Nothing in the Section shall be deemed to limit any other right or remedy available to Color Star at law or in equity.

7. Force Majeure.

(a) No Party shall be liable or responsible to the other Party, or be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, when and to the extent such Party’s (the “Impacted Party”) failure or delay is caused by or results from the following force majeure events (“Force Majeure Event(s)”): (a) acts of God; (b) flood, fire, earthquake, epidemic or pandemic causing a shutdown of the Concert venue, or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order, law, or action; (e) embargoes or blockades in effect on or after the date of this Agreement; (f) national or regional emergency; (g) strikes, labor stoppages or slowdowns or other industrial disturbances; (h) telecommunication breakdowns, power outages or shortages, lack of warehouse or storage space, inadequate transportation services, or inability or delay in obtaining supplies of adequate or suitable materials; and (i) other similar events beyond the reasonable control of the Impacted Party.

(b) The Impacted Party shall give notice within five (5) business days of the Force Majeure Event to the other Party, stating the period of time the occurrence is expected to continue. The Impacted Party shall use diligent efforts to end the failure or delay and ensure the effects of such Force Majeure Event are minimized and the Parties shall immediately negotiate on the force majeure, find a mutually acceptable solution and try to mitigate or eliminate the impact and loss caused by the Force Majeure Event.

(c) After the occurrence of any Force Majeure event, Color Star shall have the right to request the postponement of the Concert event to a date after the Force Majeure factor is removed, provided that the specific date, time and location will be decided by mutual agreement between the Parties. If the Parties fail to reach a consensus on the date, time and location of the Concert within thirty (30) days of the original Concert date, either Party may cancel the Concert by notifying the other Party in writing. If the Concert is cancelled due to force majeure or its influence, neither Party shall be responsible for the breach of contract, and Color Star’s Payment for that Concert shall be returned by Rich America or its designated agent to Color Star. In the event the Agreement is terminated, all remaining Payment will be returned by Rich America or its designated agent to Color Star.

(d) If, through no fault of Rich America or Color Star, there are circumstances beyond the control of either Party other than the Force Majeure Events specified in this Agreement, other than those described above in Section 6(d) including but not limited to the failure to obtain approval from the relevant departments for the Concert declaration, the Parties shall immediately take remedial measures such as postponing the performance date to obtain approval. If the Parties fail to reach a consensus within thirty (30) days from the original Concert date, the Concert shall be deemed cancelled and neither Party shall be liable for any breach of contract and Color Star’s Payment for that Concert will be returned by Rich America or its designated agent to Color Star.

(e) Nothing in this Section limits or impairs Color Star’s right to terminate this Agreement pursuant to Section 6(d), notwithstanding that such right may result from or be related to a Force Majeure Event.

8. Representations and Warranties.

(a) Each Party represents and warrants to the other Party that: (i) it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering; (ii) it has the full right, power, and authority to enter into this Agreement, to grant the rights and licenses granted hereunder, and to perform its obligations hereunder; (iii) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of the Party; and (iv) when executed and delivered by the Parties, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

(b) Rich America further represents:

(i) That the execution and delivery by Rich America of this Agreement and compliance with any of the provisions hereof, will not (a) conflict with or violate any Law, Order or Consent applicable to Rich America or any of its properties or assets, or (b) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) give rise to any obligation to obtain any third party consent or provide any notice to any Person.

(ii) That it shall never enter into any other competing agreement with any third party which may impair any interests of Color Star under this Agreement.

(iii) That it has the necessary and sufficient authority to grant the license granted to Color Star under Section 4.

(iv) That Rich America Marks, Artist’s Likeness, and/or any musical performances associated with the Concerts will not infringe, misappropriate, or otherwise violate any rights of any third party, or contain any libelous or otherwise unlawful material.

(v) That Rich America and Artist are unaware of any ongoing or potential claims, disputes, litigations with regard to the Artist himself or herself based on intellectual property infringement issues or otherwise.

(vi) That it has secured Artist’s agreement to provide the personal services described in this Agreement and to execute Schedule B.

(c) Color Star further represents and warrants that it shall make every effort to ensure the Event and each Concert can be held successfully.

9. Indemnification. Rich America shall indemnify, defend, and hold harmless Color Star and its affiliates, and officers, directors, employees, agents, successors, and assigns of the foregoing, from and against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees, the cost of enforcing any right to indemnification hereunder, and the cost of pursuing any insurance providers (collectively, “Losses”), resulting from any claim, suit, action, or proceeding arising out of or related to: (i) the Event , including the Event promotional materials and Rich America’s other advertising, marketing, or promotion of the Event ; (ii) the Artists’ Likeness and any Rich America Marks; (iii) any allegation of intellectual property infringement, founded in copyright or otherwise, related to the Event ; or (iv) Rich America’s breach of any representation, warranty, covenant, or obligation of Rich America or Artists under this Agreement.

10. Relationship of the Parties. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party shall have authority to contract for or bind the other Party in any manner whatsoever. Artist shall not be eligible for and shall not receive any employee benefits from Color Star and shall be solely responsible for the payment of all taxes, FICA, federal and state unemployment insurance contributions, state disability premiums, and all similar taxes and fees relating to any fees earned by Artist hereunder.

11. Public Announcements. Neither Party, nor the Artist, shall (orally or in writing) publicly disclose, issue any press release, make any other public statement or announcement, or otherwise communicate with the media, concerning the existence of this Agreement or the subject matter hereof, without the prior written approval of the other Party (which approval shall not be unreasonably withheld or delayed).

12. Assignment. Neither Party may assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law, or otherwise, without the other Party’s prior written consent, which consent such other Party may reasonably withhold. For purposes of the preceding sentences, and without limiting its generality, any merger, consolidation, or reorganization involving either Party (regardless of whether the Party is a surviving or disappearing entity) will be deemed to be a transfer of rights, obligations, or performance under this Agreement for which the other Party’s prior written consent is required. Any purported assignment, delegation, or transfer in violation of this section is null and void.

13. General.

(a) Notice. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one (1) business day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or to such other address that the receiving Party may designate from time to time by like notice):

If to Rich America: [   ]

If to Color Star: [   ]

(b) Governing Law and Arbitration. This Agreement and all matters arising out of or relating to this Agreement, including tort and statutory claims, are governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any conflict of laws provisions thereof that would result in the application of the laws of a different jurisdiction. Given the international nature of this Agreement, any and all disputes arising out of or related to this Agreement shall be resolved by binding arbitration to be conducted in the English language in New York, New York under the administration of the International Centre for Dispute Resolution (ICDR) pursuant to the ICDR International Arbitration Rules. Any award resulting from the arbitration shall be binding and enforceable in courts of applicable jurisdiction. The Parties further agree that any court proceedings with respect to this Agreement shall be held in the United States District Court for the Southern District of New York or, if federal jurisdiction is not available, in a state court located in New York County, New York and the Parties consent to the jurisdiction of the federal and state courts in and for the State of New York, New York County.

(c) Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous written or oral understandings, agreements, representations, and warranties with respect to such subject matter. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

(d) Severability. The invalidity, illegality, or unenforceability of any provision herein does not affect any other provision herein or the validity, legality, or enforceability of such provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(e) Amendment. The Parties may not amend this Agreement except by written instrument signed by the Parties.

(f) Waiver. No waiver of any right, remedy, power, or privilege under this Agreement (“Right(s)”) is effective unless contained in a writing signed by the Party charged with such waiver. No failure to exercise, or delay in exercising, any Right operates as a waiver thereof. No single or partial exercise of any Right precludes any other or further exercise thereof or the exercise of any other Right. The Rights under this Agreement are cumulative and are in addition to any other rights and remedies available at law or in equity or otherwise. This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns. Except for the Parties, their successors and permitted assigns, there are no third-party beneficiaries under this Agreement.

(g) Counterparts. The Parties may execute this Agreement in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart’s signature page of this Agreement by facsimile, email in portable document format (.pdf), or by any other electronic means (including DocuSign) intended to preserve the original graphic and pictorial appearance of a document has the same effect as delivery of an executed original of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

Rich America Inc.

By	/s/ Antony Kimemia Kuria
Name:	Antony Kimemia Kuria
Title:	CEO

Color Star DMCC

By	/s/ Qi Ao
Name:	Qi Ao
Title:	CEO

Color Star Technology Co., Ltd.

By	/s/ Haixiang Luo
Name:	Haixiang Luo
Title:	CEO